                                                                    Exhibit 99.3





                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1997

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
   Consolidated Balance Sheets as of September 30, 1997 and December 31, 1996..........................        2

   Consolidated Statements of Operations for the three months and nine months
         ended September 30, 1997 and September 30, 1996...............................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the nine months
         ended September 30, 1997......................................................................        4

   Consolidated Statements of Cash Flows for the nine months ended September 30, 1997
         1997 and September 30, 1996...................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                       September 30,     December 31,
                                                                           1997              1996
                                                                       -------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents ......................................     $  2,191          $   1,875
  Accounts receivable - trade ....................................          538                166
  Receivables from affiliates ....................................       12,178
  Inventories ....................................................        3,567              3,569
  Prepaid expenses and other .....................................        2,496              2,640
                                                                       --------          ---------
     Total current assets ........................................       20,970              8,250

Property, plant and equipment, at cost, less
      accumulated depreciation of $751 and $676 ..................       20,286             59,607
Goodwill, net ....................................................        1,031              1,094
Deferred finance costs ...........................................                           2,805
Other ............................................................            5                540
                                                                       --------          ---------
     Total assets ................................................     $ 42,292          $  72,296
                                                                       ========          =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable and current portion of long-term debt ............     $  1,000          $  21,658
  Cash overdrafts ................................................          973
  Accounts payable - trade .......................................        2,948             13,074
  Due to affiliates ..............................................       56,851             48,875
  Unearned revenue ...............................................          158              7,406
  Accrued taxes ..................................................        7,812              8,474
  Taxes due to affiliate .........................................       11,741
  Accrued interest ...............................................                             597
  Other accrued liabilities ......................................        3,190              2,692
                                                                       --------          ---------
     Total current liabilities ...................................       83,673            102,776

Deferred gain ....................................................        2,253              1,494
Unearned revenue .................................................                           9,458
Other liabilities ................................................       25,498

Commitments and contingencies

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ..........................          701                701
  Additional paid-in-capital .....................................        5,600              3,400
  Deficit ........................................................      (76,433)           (45,533)
                                                                       --------          ---------
     Total stockholder's equity (deficit) ........................      (70,132)           (41,432)
                                                                       --------          ---------

     Total liabilities and stockholder's equity (deficit) ........     $ 42,292          $  72,296
                                                                       ========          =========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                          --------------------------------------------------------------
                                                                Three Months Ended              Nine Months Ended
                                                          --------------------------------------------------------------
                                                          --------------------------------------------------------------
                                                            Sept. 30,       Sept. 30,       Sept. 30,       Sept. 30,
                                                               1997            1996            1997           1996
                                                          --------------- --------------- --------------- --------------
Net sales.............................................       $ 20,940        $ 13,509        $ 53,095        $ 35,006
Cost of sales.........................................         17,224          12,897          43,847          33,070
                                                             --------        --------         -------        --------

Gross profit..........................................          3,716             612           9,248           1,936
Operating, selling, administrative and
       general expenses...............................          2,318           3,211           6,236           8,213
                                                             --------        --------         -------        --------

Operating income (loss)...............................          1,398          (2,599)          3,012          (6,277)

Other income (expense):
   Interest income....................................            273               2           1,424
   Interest expense...................................         (2,366)         (1,859)         (6,890)         (5,806)
   Gain on sale of stock..............................                                         27,055
   Gain on foreign currency exchange..................             60             357             370             917
   Other, net.........................................            (21)            (74)           (121)           (764)
                                                             --------        --------         -------        --------

(Loss) income before income taxes.....................           (656)         (4,173)         24,850         (11,930)
(Benefit) provision for income taxes..................           (248)          1,145          12,279           1,343
                                                             --------        --------         -------        --------

Net income (loss).....................................       $   (408)       $ (5,318)        $12,571        $(13,273)
                                                             ========        ========         =======        ========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                          Common Stock              Additional
                                          ------------               Paid-in
                                    Shares           Amount          Capital           Deficit         Total
                                    ------           ------         ----------         -------         -----
Balance, December 31, 1996 .....    701,000         $    701         $3,400           $(45,533)       $(41,432)

Net income .....................                                                        12,571          12,571

Distributions to parent ........                                                       (43,471)        (43,471)

Capital contribution ...........                                      2,200                              2,200
                                   --------         --------         ------           --------        --------

Balance, September 30, 1997 ....    701,000         $    701         $5,600           $(76,433)       $(70,132)
                                   ========         ========         ======           ========        ========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                   --------------------------------------
                                                                             Nine Months Ended
                                                                   --------------------------------------
                                                                   --------------------------------------
                                                                     September 30,      September 30,
                                                                         1997                1996
                                                                   --------------------------------------
Net cash provided by operating activities.....................          $ 10,841           $  4,506
                                                                        --------           --------

Cash flows from investing activities:
      Capital expenditures....................................           (11,574)           (21,002)
      Proceeds from sale of BML, net..........................            41,502
      Proceeds from sale of stock in Liggett-Ducat, net.......                                1,600
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat................................             2,200              3,400
                                                                        --------           --------
Net cash provided by (used in) investing activities...........            32,128            (16,002)
                                                                        --------           --------

Cash flows from financing activities:
      Proceeds from debt......................................             4,723             12,442
      Repayments of debt......................................            (3,905)            (1,375)
      Borrowings under credit facility........................                                  644
      Repayments on credit facility...........................                                 (800)
      Distributions paid to parent............................           (43,471)
                                                                        --------           --------
Net cash (used in) provided by financing activities...........           (42,653)            10,911
                                                                        --------           --------

Net increase (decrease) in cash and cash equivalents..........               316               (585)

Cash and cash equivalents, beginning of period................             1,875              1,660
                                                                        --------           --------
Cash and cash equivalents, end of period......................          $  2,191           $  1,075
                                                                        ========           ========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, Liggett-Ducat Tobacco Ltd. ("LDT"), a wholly-owned subsidiary engaged in the construction of a new cigarette factory, and, prior to January 31, 1997, BrookeMil Ltd. ("BML"), a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia.

         On July 5, 1996, Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, purchased from the Company 140,000 shares (19.97%) of the tobacco operations of Liggett-Ducat for $2,100. In addition, Liggett acquired a ten-year option entitling Liggett to increase its ownership in Liggett-Ducat to 95%. On March 13, 1997, Liggett acquired a second option to purchase all remaining shares of Liggett-Ducat (an additional 33%) from the Company for $2,200. Of that amount, $2,050 was paid in cash and the Company recorded a receivable of $150.

         In December 1996, the Company cancelled BML intercompany debt in exchange for 10,483 shares of newly issued BML common stock. These shares represent 99.1% of the outstanding shares of BML. On January 31, 1997, such shares were sold to New Valley Corporation ("New Valley"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1996, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1996 consolidated financial statements have been reclassified to conform to the 1997 presentation.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         The Company has historically relied on Brooke and BGLS for sources of financing. At September 30, 1997, the Company had net capital and working capital deficiencies of $70,132 and $63,703, respectively. The Company has upgraded the cigarette operations' tobacco processing complex and significantly increased production while continuing to implement cost-saving measures. Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes in 1998. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. In addition, the Company is in the process of constructing a new tobacco factory as discussed in Note 5 and is actively pursuing various potential financing alternatives related thereto.


3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BML to New Valley for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with an annual interest rate of 9%. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized an immediate gain on the sale in the amount of $25,500. The remaining $27,000 was deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and that further, a portion of the property sold is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put a portion of the property sold back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600. The Company distributed the $21,500 cash proceeds received from the sale of BML to BGLS on January 31, 1997. During the second quarter 1997, New Valley paid $21,500 to BOL, representing a portion of the promissory note together with accrued interest thereon. As of September 30, 1997, the balance remaining on the note was $12,000, subsequently reduced to $8,500. The balance is due on or before December 31, 1997. As of September 30, 1997, BOL had distributed to BGLS $21,500 in proceeds received from the New Valley note together which accrued interest thereon.

         On April 18, 1997, BML sold one of its office buildings, Ducat Place I, to a third party. Accordingly, the Company recognized approximately $1,490 of the deferred gain. At September 30, 1997, the balance of the deferred gain was approximately $25,500.

         In connection with the sale of the BML shares, certain specified liabilities aggregating $40,800 remained with BML, including the Vneshtorgbank loan with a balance of $20,418 which was paid in full during the third quarter, 1997. Further, the Company, Brooke and BGLS each contributed to the capital of BML, through cancellation of all indebtedness of BML to each such entity, the aggregate amount of which was $19,275 including accrued interest thereon. In addition, Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the existing factory site on the

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


         same basis as in the past which includes obligations for costs involved in carrying the site. The Use Agreement is terminable by BML on 270 days' prior notice.


4.       INVENTORIES

         Inventories consist of:

                                              September 30,      December 31,
                                                  1997               1996
                                              -------------      ------------
Finished goods...........................        $    5              $
Work-in-process..........................           227                  53
Raw materials............................         2,394               2,664
Replacement parts and supplies...........           941                 852
                                                 ------              ------
                                                 $3,567              $3,569
                                                 ======              ======

          The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At September 30, 1997, the Company had leaf tobacco purchase commitments of approximately $23,900.


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                September 30,          December 31,
                                                     1997                  1996
                                                -------------          ------------
Buildings................................           $                     $ 8,064
Factory machinery and equipment..........            10,564                 4,419
Computers and software...................               308                   289
Office furniture and equipment...........               245                   129
Vehicles.................................               457                   416
Construction-in-progress.................             9,463                46,966
                                                    -------               -------
                                                     21,037                60,283
Less accumulated depreciation............               751                   676
                                                    -------               -------
                                                    $20,286               $59,607
                                                    =======               =======

         On May 6, 1997, LDT entered into two contracts for construction of a new tobacco factory on the outskirts of Moscow which provide for payments of $1,700 over a three-month period ending July 1997 and $18,760 over a twelve-month period ending July 1998. A pre-construction payment of $520 was paid in April 1997.

         On September 9, 1997, the Company entered into a contract to purchase cigarette manufacturing and processing equipment to be used in the new factory for $15,000. Of

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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


         this amount, $12,750 will be financed by a series of ten promissory notes payable every six months at 6.71% per annum interest with the first note due in 1999. Brooke is a guarantor of the notes.

         On September 24, 1997, the Company entered into an additional contract to purchase cigarette manufacturing and processing equipment to be used in the new factory for $12,400, of which $10,500 will be financed by a series of sixty promissory notes payable monthly at 7.5% per annum interest. The first note will be due six months after delivery of the equipment. Delivery is estimated to be completed by September 1998.


6.       NOTES PAYABLE, LONG-TERM DEBT AND OTHER OBLIGATIONS

         Notes payable, long-term debt and other obligations consist of:

                                                   September 30,       December 31,
                                                        1997               1996
                                                   -------------       ------------
Bank loan...................................         $                   $ 20,418
Deferred financing fees.....................                                1,240
Other obligations...........................           3,253
                                                     -------             --------
Total.......................................           3,253               21,658
Less current maturities.....................           1,000               21,658
                                                     -------             --------
Amount due after one year...................         $ 2,253             $
                                                     =======             ========

         In October 1995, Liggett-Ducat entered into a loan agreement with Vneshtorgbank to borrow up to $20,418 to fund real estate development. At December 31, 1996, BML had drawn down $20,418 of the loan. In connection with the sale of BML to New Valley, the Russian bank loan remained at BML and the Company and Brooke, as guarantor, were indemnified by New Valley with respect to this liability. The loan was repaid in full by BML in August 1997. (Refer to Note 3.)

         REVOLVING CREDIT FACILITIES:

         In February and March 1997, the Company obtained lines of credit in the amounts of $1,000 at 28% per annum and $2,000 at 26%, respectively, in order to secure tobacco commitment purchases. The lines of credit were extended in May 1997 and interest rates reduced to 23%. Also in April 1997, an additional $1,000 line of credit was obtained. Lines of credit expired in August and September 1997 and any balance outstanding was paid in full.


7.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. The amount due to Brooke and BGLS under this facility

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


         at September 30, 1997 was $40,208 together with interest of $16,543. As of such date, $19,513 together with interest of $8,067 is due to the Company from Liggett-Ducat and LDT, which amounts are collateralized by a pledge of the LDT stock.

         On April 28, 1997, the Company purchased excess production equipment from Liggett for $3,000.


8.       INCOME TAXES

         The entire 1996 and a portion ($538) of the 1997 provision for income taxes is payable pursuant to Russian statutory requirements. Further, the Company has recorded a provision for income taxes of $11,741 related to its sale of BML in 1997 in accordance with its tax sharing agreement with Brooke.

         The provision for taxes for the nine months ended September 30, 1997 and 1996 does not bear the customary relationship to the pretax loss/income for the Company due principally to the effects of taxes provided for foreign operations and an increase in the valuation allowance related to deferred tax assets.


9.       CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's Common Stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes ("BGLS Notes") due 2001. Liggett has engaged in negotiations with its note holders to restructure the terms of its Senior Secured Notes. During such negotiations, BGLS postponed making its interest payment due on July 31, 1997 of approximately $18,338 on the BGLS Notes. A Standstill Agreement and Consent (the "Standstill Agreement") was reached on August 28, 1997, as amended, among the holders of more than 83% of the BGLS Notes and BGLS whereby each of such principal holders of the BGLS Notes waived the right to receive on August 29, 1997 its pro rata share of the July 31, 1997 interest payment (in total, $15,340). On August 29, 1997, BGLS made the interest payment on the BGLS Notes to all holders other than the principal holders discussed above. Pending completion of the negotiations with the principal holders, such holders have agreed with BGLS that they will be entitled to receive their portion of the July 31, 1997 interest payment only after giving BGLS 20 days' notice but in any event by December 10, 1997.


                                     - 10 -